

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 5, 2024

Brett R. Whitmire
Chief Financial Officer
Diodes Inc.
4949 Hedgcoxe Road, Suite 200
Plano, Texas 75024

> **Re: Diodes Inc.**
> **Form 10-K for the Year Ended December 31, 2023**
> **File No. 002-25577**

Dear Brett R. Whitmire:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing